Exhibit 12.1

Envestnet, Inc.

Ratio of Earnings to Fixed Charges

(unaudited)

(dollars in thousands)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Ratio of Earnings to Fixed Charges
Earnings:
Income (loss) before income taxes	$(40,490)	$8,988	$22,507	$5,712	$3,068
Add: fixed charges	21,101	13,979	4,594	2,989	1,336
Income (loss) before income taxes and fixed charges	$(19,389)	$22,967	$27,101	$8,701	$4,404

Fixed Charges:
Interest expensed and capitalized (1)	$8,638	$4,765	$1,772	$1,288	$-
Amortized premiums, discounts and capitalized expenses related to indebtedness	8,112	6,394	326	-	-
An estimate of the interest within rent expense (2)	4,351	2,820	2,496	1,701	1,336
Total fixed charges	$21,101	$13,979	$4,594	$2,989	$1,336

Ratio of earnings to fixed charges	(0.92)	1.64	5.90	2.91	3.30

(1)

Amounts presented for the years ended December 31, 2016, 2015, 2014 and 2013 represent coupon interest, interest and fees related to the credit facility (as amended) and accretion on contingent consideration.

(2)	Interest is estimated by management to equal one‑third of minimum rent payments under operating leases.

Because we had no shares of preferred stock outstanding during any of the periods presented, we do not separately present the ratio of earnings to combined fixed charges and preferred stock dividends.